UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Consolidated

Earnings Release

Rio de Janeiro, August 2, 2011

contax

2011

2Q11

CTAX3: R$ 25.20

CTAX4: R$ 23.50

CTXNY: US$ 2.79

Market Cap: R$ 1,444 Million

June 30, 2011

IR Contact

Rodrigo Cuesta
+55 (21) 3131-0692

Rodrigo Faria
+55 (21) 3131-0486

Marco Schroeder
+55 (21) 3131-0030

ri@contax.com.br
www.contax.com.br/ri

221

Contax Participações S.A. (“Company” or “Contax”) (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the second quarter of 2011 (2Q11).

The financial information in this report was prepared in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil, including Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the CVM (Brazilian Securities and Exchange Commission) applicable to the Company’s operations. The 2Q10 information presented herein was modified in relation to the previously reported figures in order to comply with IFRS, thereby ensuring better comparability with the 2Q11 figures, which are also being presented in accordance with IFRS.

Contents

About Contax	2
Highlights	3
Main Indicators	4
Operating Performance	5
Financial Performance	7
Net Operating Revenue (NOR)	8
Costs and Expenses	10
EBITDA	13
Depreciation and Amortization	16
Net Financial Result	16
Net Income	16
Net Cash / (Debt)	17
Investments (CAPEX)	17
Attachments	18
1. Income Statement	18
2. Balance Sheet	20
3. EBITDA Reconciliation	21
Disclaimer	22

About Contax

Contax S.A. is one of the largest global Business Process Outsourcing (BPO) companies with broad expertise in Customer Relationship Management (CRM).  By providing customized consulting services that differentiate it from competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, the Company operates predominantly in the customer service, debt collection, telemarketing, retention, back-office, technology services and trade marketing segments. Contax has 132 clients and its business strategy prioritizes the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities, services, government, healthcare and retail, among others. In June 2011, Contax had operations in Argentina, Brazil, Colombia and Peru, and maintained a commercial presence in the U.S. and Spain, with a total of 100.5  thousand employees.

The Company’s consolidated results presented herein include the results of Contax S.A., Todo Soluções em Tecnologia (“Todo!”), Ability Comunicação Integrada Ltda. (“Ability”), Contax Sucursal Empresa Extranjera (“Contax Argentina”), Contax Colombia (“Contax Colômbia”) and the companies making up the Allus Group (“Allus”), Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A..

Highlights

▪     In a Notice to the Market published in May 2011, the Company announced the conclusion of its acquisition of Allus, one of Latin America’s leading providers of contact center services, with operations in Argentina, Colombia and Peru, and commercial activities in the United States and Spain. Consequently, Allus’s financial and operating results for May and June of this year were consolidated into Contax’s 2Q11 results presented herein.

▪    Net Operating Revenue (NOR) totaled R$711.4 million in 2Q11, 21.7% up year-on-year and 13.9% less than in 1Q11.

▪    EBITDA  came to R$46.7 million, 34.5% down on 2Q10 and  1.7% less than in 1Q11.

▪    The Extraordinary Shareholder’s Meeting of July 1, 2011 approved the merger of Dedic GPTI, one of Brazil’s four largest contact center and IT service companies which was previously owned by the Portugal Telecom Group. The merger will allow Contax to expand its contact center services and speed up the consolidation of the IT service market, which began with the creation of Todo in 2009.

▪    On July 20, 2011, the Company paid dividends  totaling R$100 million, as approved by the Annual Shareholder’s Meeting of April 25, 2011.

▪    In 2Q11, Contax received seven awards in the contact center category in the 2011 Brazilian Direct Marketing Association (ABEMD) Awards and was also named the Contact Center Company of the Year, in the large operations category, in the 12th edition of the Customer Service Awards granted by Consumidor Moderno magazine.

Main Indicators

Quarterly Data					2Q11 vs. 1Q11	2Q11 vs. 2Q10
Key Figures		2Q11	1Q11	2Q10	Δ %	Δ %
Net Revenues	(R$ Million)	711.4	624.5	584.7	13.9%	21.7%
EBITDA	(R$ Million)	46.7	47.5	71.3	-1.7%	-34.5%
EBITDA Margin	(%)	6.6%	7.6%	12.2%	-1.0 p.p.	-5.6 p.p.
Net Income	(R$ Million)	5.0	10.3	26.5	-50.9%	-81.0%
Cash*	(R$ Million)	235.2	416.1	345.8	-43.5%	-32.0%
Debt*	(R$ Million)	488.6	452.3	266.5	8.0%	83.4%
Net/(Debt) Cash*	(R$ Million)	(180.1)	35.2	125.9	n.m.	n.m.
Capex***	(R$ Million)	280.4	18.7	33.5	1,398.6%	737.5%
Workstations*	(units)	46,730	37,312	35,979	25.2%	29.9%
Employees*	(units)	100,523	91,941	81,367	9.3%	23.5%
n.m. not measured
* Final position in each period
** Current assets' Cash and Cash Equivalent only.
*** Includes Allus Group acquisition ammount of R$ 241.7 million

Half-Year Data				6M11 vs. 6M10
Key Figures		6M11	6M10	Δ %
Net Revenues	(R$ Million)	1,336.0	1,141.4	17.0%
EBITDA	(R$ Million)	94.3	135.8	-30.6%
EBITDA Margin	(%)	7.1%	11.9%	-4.8 p.p.
Net Income	(R$ Million)	15.3	50.0	-69.4%
Cash*	(R$ Million)	235.2	345.8	-32.0%
Debt*	(R$ Million)	488.6	266.5	83.4%
Net/(Debt) Cash*	(R$ Million)	(180.1)	125.9	n.m.
Capex***	(R$ Million)	299.2	55.1	442.5%
Workstations*	(units)	46,730	35,979	29.9%
Employees*	(units)	100,523	81,367	23.5%
n.m. not measured
* Final position in each period
** Current assets' Cash and Cash Equivalent only.
*** Includes Allus Group acquisition ammount of R$ 241.7 million

Operating Performance

The second quarter of 2011 was marked by important advances in the Company's implementation of the new strategic cycle, which has been positioning Contax as one of the world’s leading Business Process Outsourcing (BPO) companies with broad expertise in Customer Relationship Management (CRM). This more wide-ranging operation seeks to maximize the value of the relationship between Contax’s clients and their consumers, by integrating multiple contact channels throughout Latin America in a process known as Customer Performance.

In May 2011, the Company announced the conclusion of the acquisition of Allus, one of Latin America’s leading contact center service providers, with operations in Argentina, Colombia and Peru and commercial activities in the United States and Spain, marking an important step in the Company’s plans to expand internationally through the extensive Spanish-speaking market.

As a result of this acquisition conclusion, Allus’s results were consolidated into Contax’s results as of May 2011, contributing with a net revenue of R$51.4 million to the 2Q11 total.

The Extraordinary Shareholders’ Meeting of July 1, 2011 approved the merger of Dedic GPTI, one of Brazil’s four largest contact center and IT service companies which was previously owned by the Portugal Telecom Group (“PT”). As a result, Contax will expand its contact center services and speed up its consolidation on the IT service market, which began with the creation of Todo in 2009. For the purposes of the merger, Contax issued 4.9 million shares (1.9 million common shares and 3.0 million preferred shares) which were transferred to PT, increasing the Company’s capital by R$178.2 million. Dedic GPTI's financial results will be consolidated into Contax’s figures as of 3Q11.

In general, the Company’s 2Q11 results continued to be influenced by Brazil’s strong economic growth, which on the one hand increased demand for the Company’s services, particularly in the financial and retail segments, but on the other presented certain operational challenges. The country’s rapid economic expansion has had a direct impact on the labor market and, consequently, unemployment, which has fallen to exceptionally low levels, in turn affecting the contact center and debt collection industry as a whole, especially in São Paulo, where the increased offer of jobs, particularly in the retail and service sectors, heightened competition for qualified labor. As a result, the company’s operating margins were affected by the upturn in personnel costs.

Contax has been doing everything possible to minimize these impacts by adopting measures to attract, retain and motivate its operators. It has also been further diversifying its operational locations, seeking more suitable regions, i.e. those with a greater supply of qualified labor. Some important migrations that had been occurring since early 2010 were concluded in 2Q11, most notably to the new site in Recife, thereby reducing certain migration-related costs, mainly in regard to new hirings, training and temporary operational overlap. The company also introduced initiatives to streamline the customer service’s traffic planning, systems and processes for important operations, thereby substantially improving productivity and quality indicators. For example, the number of calls answered per agent increased, reflecting the more efficient use of call center operators. These initiatives positively impacted the Company’s operating margins at the beginning of 2Q11, in relation to the previous quarter. The higher volume of operations in the second quarter also improved the productivity indicators for the majority of operations through the more efficient use of capacity. June’s productivity figures were the best of the year to date, underlining the recovery.

On the other hand, the increases in salaries, charges and benefits which occurred throughout the first half have not yet been offset by a corresponding increase in revenue from certain important operations, given that negotiations over contractual price adjustments have not yet been completed.

Also this quarter, the Company began to implement new service procedures for an important client through a new contract model designed to improve productivity by ensuring Contax’s greater involvement in the client’s systems and processes. Under this new model, the Company is encouraged to invest in and further improve its customer service processes, increasing their quality and efficiency, in order to benefit from the increase in productivity. As a result, revenue from these operations will be based on the size of the client customer base, and no longer on speaking time or the number of calls to the contact center (contact rate). This change considerably increases the Company’s opportunities for capturing value, given that any process and system improvements that structurally reduce the average customer service time and/or contact rate will result in cost reductions, a good deal of which will be absorbed by Contax. On the other hand, any eventual increase in customer service times and contact rates due to factors outside Contax’s control, could result in one-off cost hikes due to the temporary increase in capacity to meet the unexpected higher volume.

In 2Q11, there were temporary increases in the contact rate for certain operations under this new model, which forced Contax to hire new operators at the beginning of the period and reduce their number at the end, thereby impacting personnel costs at the beginning of the quarter, due to the larger volume, and at the end, due to non-recurring rescission costs. This effect of growth and subsequent reduction primarily impacted the first two months of the quarter, while in the last month, the EBITDA margin registered the highest level of the year.

Although this new model had a non-recurring negative impact on 2Q11, it will be extremely important in the future by increasing the Company’s capacity to add even more value to its services. It increases reach because, in addition to handling customer service, it manages processes in the contact center as well as on its clients’ internal processes, sharing the definition of customer service strategy with the clients, as well as all the technology to make the strategy viable.

Financial Performance

Quarterly Data				2Q11 vs. 1Q11	2Q11 vs. 2Q10
(R$ Thousand)	2Q11	1Q11	2Q10	Δ %	Δ %
Net Revenues	711,419	624,548	584,740	13.9%	21.7%
Cost of Services Rendered	(601,983)	(518,884)	(472,659)	16.0%	27.4%
Personnel	(496,235)	(427,091)	(384,918)	16.2%	28.9%
Third-party	(72,007)	(61,619)	(60,664)	16.9%	18.7%
Rent and Insurance	(27,942)	(25,468)	(22,604)	9.7%	23.6%
Other	(5,799)	(4,706)	(4,473)	23.2%	29.7%
SG&A	(56,908)	(49,468)	(34,305)	15.0%	65.9%
Other Oper. Expenses, net	(5,809)	(8,664)	(6,451)	-33.0%	-10.0%
EBITDA	46,719	47,532	71,325	-1.7%	-34.5%
Deprec. & Amort.	(32,969)	(30,965)	(30,093)	6.5%	9.6%
EBIT	13,750	16,567	41,232	-17.0%	-66.7%
Financ. Res., net	(6,684)	1,018	450	n.m.	n.m.
Other Fin. Inc. & Exp., net	481	454	34	6.1%	1,321.8%
Income before inc.tax	7,547	18,038	41,717	-58.2%	-81.9%
Inc. Tax & Social Contr.	(2,198)	(7,578)	(15,175)	-71.0%	-85.5%
Non-controlling Shareholders Interest	(302)	(190)	(40)	58.7%	658.7%
Net Income	5,047	10,270	26,502	-50.9%	-81.0%
n.m. not measured

Half-Year Data			6M11 vs. 6M10
(R$ Thousand)	6M11	6M10	Δ %
Net Revenues	1,335,967	1,141,387	17.0%
Cost of Services Rendered	(1,120,867)	(923,368)	21.4%
Personnel	(923,326)	(752,084)	22.8%
Third-party	(133,626)	(117,134)	14.1%
Rent and Insurance	(53,410)	(46,137)	15.8%
Other	(10,506)	(8,013)	31.1%
SG&A	(106,376)	(69,722)	52.6%
Other Oper. Expenses, net	(14,473)	(12,468)	16.1%
EBITDA	94,251	135,829	-30.6%
Deprec. & Amort.	(63,934)	(59,197)	8.0%
EBIT	30,317	76,633	-60.4%
Financ. Res., net	(5,666)	504	n.m.
Other Fin. Inc. & Exp., net	935	34	2,661.8%
Income before inc.tax	25,584	77,170	-66.8%
Inc. Tax & Social Contr.	(9,776)	(27,045)	-63.9%
Non-controlling Shareholders Interest	(492)	(137)	258.5%
Net Income	15,317	49,988	-69.4%
n.m. not measured

Net Operating Revenue (NOR)

NOR totaled R$711.4 million in 2Q11, 21.7%  up on 2Q10, or R$126.7 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$30.6 million); ii) contractual price adjustments (R$9.5 million), partially reflecting the cost increases; iii) new business in several segments including telecommunications, finance, government, healthcare, media, industry and services (R$8.3 million); and iv) incorporation of Allus’s international operational revenue of R$51.4 million; and v) R$26.9 million in revenue from the trade marketing segment (Ability).

In comparison with 1Q11,  the 13.9%, or R$86.9 million, increase was chiefly due to the incorporation of Allus’s international operating revenue and the higher volume of operations with existing clients on the core business in Brazil.

In product terms, customer service continued to account for the majority of NOR, with 61.4%  of the total, 2.0.p.p. down year-on-year  and virtually flat over 1Q11. Telemarketing / retention accounted for 19.3% of NOR, 1.8 p.p. up on 2Q10  and 0.2 p.p. down on the previous quarter, while debt collection accounted for 10.2%, 3.8 p.p. down on the same period last year and 0.8 p.p. less than the 1Q11. The trade marketing segment (Ability) accounted for 3.8%  of NOR in 2Q11, 0.2 p.p. down on 1Q11.

Costs and Expenses

Quarterly Data				2Q11 vs. 1Q11	2Q11 vs. 2Q10
Costs and Expenses (R$ Thousand)	2Q11	1Q11	2Q10	Δ %	Δ %
Net Operating Revenue (NOR)	711,419	624,548	584,740	13.9%	21.7%
Total Costs and Expenses	(664,700)	(577,016)	(513,415)	15.2%	29.5%
% of NOR	93.4%	92.4%	87.8%	1.0 p.p.	5.6 p.p.
Cost of Services Rendered	(601,983)	(518,884)	(472,659)	16.0%	27.4%
% of NOR	84.6%	83.1%	80.8%	1.5 p.p.	3.8 p.p.
Personnel	(496,235)	(427,091)	(384,918)	16.2%	28.9%
Third-party	(72,007)	(61,619)	(60,664)	16.9%	18.7%
Rent and Insurance	(27,942)	(25,468)	(22,604)	9.7%	23.6%
Others	(5,799)	(4,706)	(4,473)	23.2%	29.7%
SG&A	(56,908)	(49,468)	(34,305)	15.0%	65.9%
% of NOR	8.0%	7.9%	5.9%	0.1 p.p.	2.1 p.p.
Other Oper. Expenses, net	(5,809)	(8,664)	(6,451)	-33.0%	-10.0%
% of NOR	0.8%	1.4%	1.1%	-0.6 p.p.	-0.3 p.p.
n.m. not measured

Half-Year Data			6M11 vs. 6M10
Costs and Expenses (R$ Thousand)	6M11	6M10	Δ %
Net Operating Revenue (NOR)	1,335,967	1,141,387	17.0%
Total Costs and Expenses	(1,241,716)	(1,005,558)	23.5%
% of NOR	92.9%	88.1%	4.8 p.p.
Cost of Services Rendered	(1,120,867)	(923,368)	21.4%
% of NOR	83.9%	80.9%	3.0 p.p.
Personnel	(923,326)	(752,084)	22.8%
Third-party	(133,626)	(117,134)	14.1%
Rent and Insurance	(53,410)	(46,137)	15.8%
Others	(10,506)	(8,013)	31.1%
SG&A	(106,376)	(69,722)	52.6%
% of NOR	8.0%	6.1%	1.9 p.p.
Other Oper. Expenses, net	(14,473)	(12,468)	16.1%
% of NOR	1.1%	1.1%	0.0 p.p.
n.m. not measured

Costs and expenses totaled R$664.7 million in the second quarter of 2011, 29.5%  up year-on-year  and 15.2%  more than in 1Q11. As a percentage of NOR, costs and expenses increased by 5.6 p.p. and 1.0 p.p. year-on-year and quarter-on-quarter respectively. This growth was primarily due to the following factors: i) increases in salaries, charges and benefits throughout 1Q11, not yet offset by increased revenue; ii) non-recurring personnel costs due to changes in the contract with one important client, which came into effect in 2Q11. As a result, the personnel line was doubly impacted, firstly from the increase in call volume at the beginning of the quarter, necessitating a greater number of operators and consequently pushing up personnel costs (hiring, training and salaries), and secondly, at the end of the period, when call volume returned to normal and operators had to be laid off, generating rescission costs; and iii) a further increase in personnel costs due to higher operator turnover and absenteeism, especially in São Paulo when compared to the 2Q10.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

2Q11 versus 2Q10

The Cost of Services Rendered totaled R$602.0 million in 2Q11, 27.4% or R$129.3 million up year-on-year. As a percentage of NOR, this item increased by 3.8 p.p., from 80.8% in 2Q10, to 84.6%.

•      Personnel:  increase of R$111.3 million, or 28.9%, basically reflecting: i) the increase in the workforce due to the higher volume of services rendered (R$32.9 million), which was not fully offset by a corresponding increase in revenue, due to a change in the contract with an important client, which would now be subject to a fixed charge per member of its customer base, as explained previously; ii) an increase in salaries, charges and benefits (R$21.5 million); iii) reduced productivity, especially due to higher turnover and absenteeism in certain locations (R$6.7 million); iv) the incorporation of the trade marketing (Ability) segment (R$17.7 million), acquired in the second half of 2010; and v) the incorporation of Allus’s personnel costs totaling R$32.5 million.

•      Third-party Services: growth of R$11.3 million, or 18.7%, essentially due to the increase in infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance) and in specialized business-support services.

•      Rent and Insurance: increase of R$5.3 million, or 23.6%, reflecting the leasing of new sites, the expansion of existing sites, contractual adjustments in the last 12 months and the incorporation of Allus’s rent and insurance costs.

2Q11 versus 1Q11

The Cost of Services Rendered increased by R$83.1 million, or 16.0%, between 1Q11 and 2Q11. As a percentage of NOR, this item increased by 1.5 p.p., from 83.1% in 1Q11, to 84.6%.

•      Personnel:  growth of R$69.1 million, or 16.2%, basically reflecting i) the expansion of the workforce due to the higher volume of operations and the incorporation of Allus’s personnel costs (R$57.0 million), which was not fully offset by a corresponding increase in revenue, due to a change in the contract with an important client, which would now be subject to a fixed charge per member of its customer base, as explained previously; and ii) higher salaries, benefits and charges (R$12.1 million).

•      Third-party Services: increase of R$10.4 million, or 16.9%, mainly due to the increase in the amount of infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance).

•      Rent and Insurance: increase of R$2.5 million, or 9.7%, chiefly reflecting certain contractual adjustments and the incorporation of Allus’s costs.

Selling, General and Administrative Expenses

2Q11 versus 2Q10

SG&A Expenses closed 2Q11  at R$56.9 million, 65.9%, or R$22.6 million, up on 2Q10, essentially due to the incorporation of new business support expenses (trade marketing, Argentina and Allus) related to personnel, infrastructure and facilities and a non-recurring upturn in expenses from specialized third-party services in order to support the recently announced Company acquisitions.

2Q11 versus 1Q11

Second-quarter SG&A expenses climbed by R$7.4 million, or 15.0%, over 1Q11, mainly due to the incorporation of Allus’s expenses related to personnel, infrastructure and facilities and a non-recurring upturn in expenses with specialized third-party services, in order to support the recently announced acquisitions.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$5.8 million in 2Q11, R$0.6 million down on 2Q10  and R$2.9 million less than in 1Q11, mainly due to a reduction in labor contingencies, reflecting the improved management of labor litigation, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits

EBITDA1

In general terms, 2Q11 EBITDA continued to be affected by increases in salaries, charges and benefits throughout the first half that were not yet offset by increased revenue, given that contractual price adjustments with certain clients had not yet been concluded or fall due in subsequent quarters. In addition, the compensation model for certain customer service operations was changed to a fixed monthly charge per member of the client’s customer base. This resulted in a non-recurring margin loss since the increase in personnel costs was not offset by higher revenue.

On the other hand, there was a substantial improvement over 1Q11 in regard to operational productivity through the more efficient use of operators hours and a reduction in average turnover and absenteeism, especially in June. The latter factor was also impacted by the Company’s greater presence in regions with a more favorable job market.

1EBITDA is net income before tax, net financial expenses, expenses with depreciation and amortization and non-operating income and expenses. EBITDA is not recognized under IRFS, does not represent cash flow in the periods presented, should not be considered an alternative to net income and is not an indicator of performance. EBITDA is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use EBITDA as an indicator of its operating performance.

Second-quarter EBITDA totaled R$46.7 million, 34.5%  down on 2Q10  and virtually equal to the 1Q11 figure, accompanied by an EBITDA margin of 6.6%, 5.6 p.p. down year-on-year and 1.0 p.p. less than the previous quarter.

The variations in the EBITDA margin are explained in more detail below.

In comparison with 2Q10, the EBITDA margin narrowed from 12.2% to 6.6%, the 5.6 p.p. reduction being chiefly due to:

•      Loss of 2.6 p.p. due to the readjustment of salaries and benefits, partially offset by  contractual price adjustments throughout 2010 and the first half of 2011;

•      Loss of 1.9 p.p. due to the non-recurring increase in call volume for certain operations under the new contractual model**. This forced Contax to increase the number of operators, especially at the beginning of the quarter, which was not offset by higher revenue, and reduce the number at the end of the period when call levels fell, doubly impacting personnel costs, both at the beginning of the period, due to higher volume, and at the end, due to non-recurring rescission costs;

•      Loss of 0.8 p.p. from the reduction in productivity, mainly due to increased personnel costs caused by higher staff turnover and absenteeism in locations with heightened economic activity;

•      Gain of 0.2 p.p. from new business fronts, especially Allus’s international operations, in particular the Colombian operation which recorded an excellent performance;

•      Loss of 0.5 p.p. from other costs and expenses, mainly driven by non-recurring expenses with the recently announced Company acquisitions.

* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).

** For further details, see the Operating Performance section.

The 2Q11 EBITDA margin narrowed by 1.0 p.p. over 1Q11, from 7.6% to 6.6%, mainly due to:

•      Loss of 1.9 p.p. due to the non-recurring increase in call volume for certain operations under the new contractual model**. This forced Contax to increase the number of operators, especially at the beginning of the quarter, which was not offset by higher revenue, and reduce the number at the end of the period when call levels fell, doubly impacting personnel costs, both at the beginning of the period, due to higher volume, and at the end, due to non-recurring rescission costs;

•      Loss of 0.2 p.p. due to the readjustment of salaries and benefits, partially offset by contractual price adjustments.

•      Gain of 1.3 p.p. from improved productivity, chiefly due to the positive results from the initiatives to confront the more buoyant job market, which are already becoming apparent through improved turnover and absenteeism indicators in important operations, the more efficient use of operators’ time and performance, and the reduction in costs related to the migration of operations to the Northeast;

•      Gain of 0.4 p.p. from new business fronts, especially Allus’s international operations, in particular the Colombian operation which recorded an excellent performance;

•      Loss of 0.6 p.p. from other costs and expenses, mainly driven by non-recurring expenses with the recently announced Company acquisitions.

* Net Adjustments: the net effect on EBITDA margin of the contractual price increases and the increases in direct costs (salaries, etc.).
** For further details, see the Operating Performance section.1515

Depreciation and Amortization

Depreciation and Amortization came to R$33.0 million in 2Q11, 9.6%, or R$2.9 million, up on 2Q10, reflecting investments in the last 12 months to support business growth, as well as the absorption of depreciation associated with the new business operations. In comparison with 1Q11, depreciation moved up by R$2.0 million or 6.5%,  mainly due to the effects of the Allus acquisition.

Net Financial Result

In 2Q11, the Net Financial Result was negative by R$6.7 million, R$7.1 million down on 2Q10, basically reflecting the increase in interest expenses due to the greater volume of debt with the BNDES and BNB and the reduced cash position.

In comparison with 1Q11, the Net Financial Result fell by R$7.7 million, due to reduced returns on financial investments, as there was less cash available for investment, and the increase in interest expenses due to the greater volume of debt with the BNDES.

Net Income

In 2Q11, Contax posted Net Income of R$ 5.0 million, R$21.5 million down on 2Q10, mainly due to the R$24.6 million reduction in EBITDA detailed above, the R$2.9 million upturn in depreciation and the R$7.1 million decline in the financial result, partially offset by the R$13.0 million reduction in income and social contribution taxes.

In comparison with 1Q11, Net Income fell by R$5.2 million or 50.9%,  basically due to reduction in the financial result.

Net Cash / (Debt) 2

Cash and cash equivalents closed 2Q11  at R$308.5 million, R$179.0 million, or 36.7%,  down on 1Q11, mainly due to the disbursement of R$241.7 million as the cash-down installment for the acquisition of Allus, cash expenditure of R$31.2 million on the investment program and net cash outflow of R$18.2 million from financing activities, partially offset by operating cash flow of R$98.2 million.

Gross debt totaled R$488.6 million in June 2011, R$36.3 million, or 8.0%, up on the previous quarter, mainly reflecting the incorporation of Allus’s debt.

Net Debt closed the quarter at R$180.1 million, R$215.3 million up on the end of 1Q11  for the same reasons mentioned above.

Quarterly Data				2T11 vs. 1T11	2T11 vs. 2T10
Net Cash/(Debt) Reconciliation	2Q11	1Q11	2Q10	Δ%	Δ%
(+) Cash and equivalents	235,159	416,057	345,843	-43.5%	-32.0%
(+) Financial Investments	73,325	71,472	46,513	2.6%	57.6%
(-) Loans & financing	(488,588)	(452,333)	(266,467)	8.0%	83.4%
Net Cash/(Debt)	(180,103)	35,196	125,889	n.m.	n.m.
n.m. not measured

Investments (CAPEX)

Contax invested R$280.4 million in 2Q11, 86.2% of which allocated to the acquisition of Allus. Most of the remainder went to business growth, especially the expansion of the sites in Bahia and Pernambuco.

Investments						3Q10 vs. 2Q10	3Q10 vs. 3Q09	6M11 vs. 6M10
(R$ Thousand)	3Q10	2Q10	3Q09	6M11	6M10	Δ %	Δ %
Growth Revenue	25,117	13,067	24,262	38,184	41,780	92.2%	3.5%	-8.6%
Reinvestments	12,202	5,568	7,917	17,770	11,732	119.1%	54.1%	51.5%
Investments on acquired assets	241,719	-	-	241,719	-	n.m.	n.m.	n.m.
Others	1,400	78	1,304	1,478	1,630	1,696.0%	7.4%	-9.3%
Total Investment	280,438	18,713	33,483	299,151	55,142	1,398.6%	737.5%	442.5%
n.m. not measured

2Net Cash/(Debt) is calculated by subtracting the balances of "loans and financing" and "leasing” from cash and financial investments. Net Cash/(Debt)  is not recognized under IFRS, does not represent cash flow in the periods presented, should not be considered an alternative to cash and cash equivalents and is not an indicator of performance. Net Cash/(Debt)  is presented and used by Contax to measure its own performance. Contax believes that certain investors and financial analysts use Net Cash/(Debt)  as an indicator of its operating and financial performance.

ATTACHMENTS

1)  Consolidated Income Statement for the Period

Income Statement				2Q11 vs. 1Q11	2Q11 vs. 2Q10
(R$ Thousand)	2Q11	1Q11	2Q10	Δ %	Δ %
Net Revenues	711,419	624,548	584,740	13.9%	21.7%
Cost of Services Rendered	(631,924)	(547,396)	(503,546)	15.4%	25.5%
Gross Profit	79,495	77,152	81,194	3.0%	-2.1%
Operating Revenue (Expenses)	(71,948)	(59,114)	(39,477)	21.7%	82.3%
Selling Expenses	(8,537)	(8,438)	(4,844)	1.2%	76.2%
G&A Expenses	(51,400)	(43,483)	(28,666)	18.2%	79.3%
Financial Results	(6,684)	1,018	450	n.m.	n.m.
Financial Revenues	9,086	11,122	7,902	-18.3%	15.0%
Financial Expenses	(15,770)	(10,105)	(7,452)	56.1%	111.6%
Other Operating Revenues	5,985	4,308	3,010	38.9%	98.8%
Other Operating Expenses	(11,312)	(12,518)	(9,427)	-9.6%	20.0%
Operating Profit	7,547	18,038	41,717	-58.2%	-81.9%
Income Before Taxes	7,547	18,038	41,717	-58.2%	-81.9%
Income tax and Social Contribution Provision	(1,882)	(6,985)	(17,550)	-73.1%	-89.3%
Deferred Income Taxes	(316)	(593)	2,375	-46.6%	n.m.
Non-controlling Shareholders Interest	(302)	(190)	(40)	58.7%	658.7%
Net Income (loss)	5,047	10,270	26,502	-50.9%	-81.0%
Number of Shares Excluding Treasury (in '000)	59,419	59,419	59,688	0.0%	-0.5%
EPS (R$)	0.08	0.17	0.44	-50.9%	-80.9%
* n.m. not measured.

Income Statement			6M11 vs. 6M10
(R$ Thousand)	6M11	6M10	Δ %
Net Revenues	1,335,967	1,141,387	17.0%
Cost of Services Rendered	(1,179,320)	(977,483)	20.6%
Gross Profit	156,647	163,904	-4.4%
Operating Revenue (Expenses)	(131,063)	(86,734)	51.1%
Selling Expenses	(16,975)	(12,332)	37.7%
G&A Expenses	(94,882)	(62,472)	51.9%
Financial Results	(5,668)	504	n.m.
Financial Revenues	20,208	13,997	44.4%
Financial Expenses	(25,875)	(13,493)	91.8%
Other Operating Revenues	10,292	5,927	73.6%
Other Operating Expenses	(23,830)	(18,361)	29.8%
Operating Profit	25,585	77,171	-66.8%
Income Before Taxes	25,584	77,170	-66.8%
Income tax and Social Contribution Provision	(8,867)	(28,822)	-69.2%
Deferred Income Taxes	(909)	1,777	n.m.
Non-controlling Shareholders Interest	(492)	(137)	258.5%
Net Income (loss)	15,317	49,988	-69.4%
Number of Shares Excluding Treasury (in '000)	59,419	59,688	-0.5%
EPS (R$)	0.26	0.84	-69.2%
* n.m. not measured.

2)  Consolidated Balance Sheet

Balance Sheet (R$ Thousand)
Assets	06/30/2011	03/31/2011	06/30/2010
Total Assets	1,614,680	1,450,731	1,142,124
Current Assets	523,830	682,994	546,929
Cash and equivalents	235,159	416,057	345,843
Restricted cash	4,163	-	-
Credits (Clients)	241,071	226,822	140,921
Deferred and Recoverable Taxes	11,026	13,144	33,739
Prepaid expenses	32,411	26,971	26,426
Non-current Assets	1,090,850	767,737	595,195
Judicial deposits	113,392	102,187	74,206
Cash Investments	73,325	71,472	46,513
Deferred and Recoverable Taxes	87,568	66,206	33,673
Credits Receivable	9,893	9,392	10,022
Restricted cash	26,073	2,087	-
Others assets	3,506	2,685	1,834
Goodwill on Investiments	178,176	49,081	-
Plant, property and equipament	448,441	401,162	354,893
Intangible Assets	150,475	63,465	74,054
Liabilities	06/30/2011	03/31/2011	06/30/2010
Total Liabilities	1,614,680	1,450,731	1,142,124
Current Liabilities	703,192	506,705	440,392
Short-term loans & financing	126,127	84,178	62,881
Suppliers	78,225	59,062	57,440
Wages and benefits	302,021	250,150	246,846
Taxes payable	37,193	33,211	50,392
Dividends payable	103,737	28,954	3,218
Contigent consideration	4,163	-	-
Others	51,726	51,150	19,615
Long-term Liabilities	541,352	511,445	305,455
Long-term loans & financing	362,461	368,155	203,586
Provisions	101,845	96,558	74,855
Contigent consideration	76,106	45,685	-
Others	940	1,047	27,014
Minority Interest	2,492	2,190	1,583
Shareholders' Equity	367,644	430,391	394,694
Capital Stock	223,873	223,873	223,873
Capital reserves	16,799	14,526	13,406
Equity valuation adjustments	3,962	(202)	-
Revenue reserves	118,329	118,329	109,831
Stock in Treasury	(10,636)	(10,636)	(2,404)
Accrued Income	15,317	84,501	49,988

3)  EBITDA Reconciliation

Quarterly Data				2Q11 vs. 1Q11	2Q11 vs. 2Q10
EBITDA Reconciliation	2Q11	1Q11	2Q10	Δ %	Δ %
Net Income	5,047	10,270	26,502	-50.9%	-81.0%
(-) Non-controlling Shareholders Interest	302	190	40	58.7%	658.7%
(+) Income Tax & Social Contr.	2,198	7,578	15,175	-71.0%	-85.5%
Operating Income	7,547	18,038	41,717	-58.2%	-81.9%
(-) Other Exp. & Rev.	(481)	(454)	(34)	6.1%	1,321.8%
(+) Financial Expenses	15,770	10,105	7,452	56.1%	111.6%
(-) Financial Revenues	(9,086)	(11,122)	(7,902)	-18.3%	15.0%
(+) Depreciation and Amortization	32,969	30,965	30,093	6.5%	9.6%
EBITDA	46,719	47,532	71,325	-1.7%	-34.5%
n.m. not measured

Half-Year Data			6M11 vs. 6M10
EBITDA Reconciliation	6M11	6M10	Δ %
Net Income	15,317	49,988	-69.4%
(-) Non-controlling Shareholders Interest	492	137	258.5%
(+) Income Tax & Social Contr.	9,777	27,045	-63.9%
Operating Income	25,585	77,170	-66.8%
(-) Other Exp. & Rev.	(935)	(34)	2,661.8%
(+) Financial Expenses	25,875	13,493	91.8%
(-) Financial Revenues	(20,209)	(13,997)	44.4%
(+) Depreciation and Amortization	63,934	59,197	8.0%
EBITDA	94,251	135,829	-30.6%
n.m. not measured

Disclaimer

The information contained in this document relating to the business prospects, estimates of operating and financial results, and growth prospects of Contax are merely projections and as such are based exclusively on Management’s expectations concerning the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy and the industry and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 03, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Marco Norci Schroeder
Name: Marco Norci Schroeder Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.